Exhibit 99.47

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

Energy Fuels Announces C$7.1 Million Private Placement

Toronto, Ontario – June 4, 2012

Energy Fuels Inc. (TSX:EFR) (“Energy Fuels” or the “Company”) is pleased to announce that it has entered into an agreement with Dundee Securities Ltd. as lead agent on behalf of a syndicate of agents including Haywood Securities Inc., Scotiabank and Versant Partners Inc. (the “Agents”) under which the Agents have agreed to offer for sale, on a best efforts private placement basis, approximately 30,870,000 non-transferrable subscription receipts of the Company ("Subscription Receipts") at a price of C$0.23 per Subscription Receipt for total gross proceeds of approximately C$7,100,100 (the “Offering”). The Agents have been granted the option (the “Option”) to sell up to an additional 15% of the Offering, exercisable in whole or in part at any time up to 48 hours before the closing of the Offering which is scheduled for on or about June 21, 2012 (the “Closing Date”).

Each Subscription Receipt shall be exchangeable for one unit of the Company (a "Unit") upon satisfaction of the Escrow Release Conditions (defined below). Each Unit shall consist of one common share (a “Share”) of the Company and one-half of one common share purchase warrant (“Warrant”). Each whole Warrant shall entitle the holder thereof to acquire one additional Share of the Company at a price of C$0.265 for a period of 36 months following the Closing Date. The Warrants will not be listed for trading.

The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes related to the operations of the U.S. based mining assets that are being acquired from Denison Mines Corp., as press released on May 24, 2012 (the “Transaction”). The gross proceeds of the Offering (the "Escrowed Funds"), shall be deposited in escrow on the Closing Date. The Escrowed Funds will be released from escrow to the Company immediately prior to the closing of the Transaction and receipt of all required third party and regulatory approvals (the "Escrow Release Conditions"). In the event that the Escrow Release Conditions are not satisfied on or before July 31, 2012, the Escrowed Funds together with accrued interest earned thereon will be returned to the holders of the Subscription Receipts and the Subscription Receipts will be cancelled.

In connection with the Offering, the Agents will receive a cash commission equal to 6.0% of the gross proceeds raised pursuant to the Offering (inclusive of the Option), 50% of which will be payable upon the Closing Date and the balance will be payable upon the satisfaction of the Escrow Release Conditions.

All securities issued in connection with the Offering will be subject to a statutory four month hold period. The Offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approvals.

About Energy Fuels: Energy Fuels Inc. is a uranium and vanadium mineral development company. The Company recently acquired Titan Uranium Inc., including the Sheep Mountain Project in the Crooks Gap District of Wyoming. The Company also received a Final Radioactive Materials License from the State of Colorado for the proposed Piñon Ridge Uranium and Vanadium Mill in March 2011. The mill will be the first uranium mill constructed in the United States in over 30 years.

With about 61,000 acres of highly prospective uranium and vanadium properties located in the states of Colorado, Utah, Arizona, Wyoming, and New Mexico, and exploration properties in Saskatchewan’s Athabasca Basin totaling approximately 32,000 additional acres, the Company has a full pipeline of additional development prospects. Energy Fuels, through its wholly-owned subsidiaries, Energy Fuels Resources Corporation, Titan Uranium Inc., and Magnum Uranium Corp., has assembled this property portfolio along with a first class management team, including highly skilled technical mining and milling professionals based in Lakewood and Naturita, Colorado and Kanab, Utah.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Stephen P. Antony
President & CEO
(303) 974-2140
s.antony@energyfuels.com
www.energyfuels.com